SUB-ITEM 77C: Submission of matters to a vote of security holders

Annual Meeting of Shareholders. On May 15, 2014, the Fund held its Annual Meeting of Shareholders (the “Meeting”) to consider and vote on the proposal set forth below. The following votes were recorded:

Proposal: The election of two Class III Trustees to the Board of Trustees for a term of three years to expire at the 2017 annual meeting of Shareholders, or special meeting in lieu thereof, and until her successor has been duly elected and qualified.

Election of Randolph Takian as a Class III Trustee of the Fund

	Shares Voted	Percentage of Shares Voted
For	11,371,852	98.2%
Withheld	213,257	1.8%

Election of Joel Citron as a Class III Trustee of the Fund

	Shares Voted	Percentage of Shares Voted
For	11,371,852	98.2%
Withheld	213,257	1.8%

The terms of office of Darren Thompson and Julie Dien Ledoux, the remaining members of the Board of Trustees, continued after the Meeting.